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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*



                       Delphi Information Systems, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                 Common Stock, $.10 par value (Name of Issuer)
Director Stock Option (right to buy), par value $.10/share/Redeemable Warrants
________________________________________________________________________________
                         (Title of Class of Securities)


                                   247171101
        _______________________________________________________________
                                (CUSIP Number)

                        Mark C. Headrick (612) 335-8683
   Coral Group, Inc./60 South 6th Street, Suite 3510, Minneapolis, MN 55402
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    1/26/97
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 247171101                                       PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SEC ID 0000924591
      Coral Partners II, a limited partnership
      (formerly IAI Venture Partners II, a limited partnership)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                               WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                               Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               6,413,115
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                      0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               6,413,115
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH
                                   0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                               6,413,115
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                               17.17%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                PN & IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  247171101                                     PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Coral Management Partners II, Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                             Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             6,413,115
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             6,413,115
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                               6,413,115
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                               17.17%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                               PN & IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 247171101                                       PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Yuval Almog
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                  WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
             Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               164,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  6,413,115
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               164,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                6,413,115
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                6,577,615
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                               17.58%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                               PN & IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 247171101                                      PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter H. McNerney
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                               WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                              Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                6,413,115
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            6,413,115
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                            6,413,115
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                            17.17%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                            PN & IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 247171101                                      PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Linda L. Watchmaker
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X|
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                      Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                     6,413,115
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                  0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                  6,413,115
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                                  6,413,115
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                  17.17%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                  PN & IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer
---------------------------

Security: This amended Schedule 13D, originally filed under the reporting person of IAI Venture Partners II, a limited partnership, and now filed under the reporting person of Coral Partners II, a limited partnership, reflects beneficial ownership of issuer's Common Stock, par value $.10 per share, Non-Qualified Stock Option Plan for Directors, par value .$10 per share (the "PS D Stock") (formerly Series A Preferred Stock), Series C Preferred Stock, par value $.10 per share (the "PS C Stock") and Convertible Promissory Note (the "Note").

Issuer:  Delphi Information Systems, Inc.
         3501 Algonquin Road, Suite 500
         Rolling Meadows, IL  60008

Item 2. Identity and Background
-------------------------------

     Coral Partners II, a limited partnership ("CP II") (formerly named IAI Venture Partners II, a limited partnership), with principal offices at 60 South Sixth Street, Suite 3510, Minneapolis, MN 55402, is in the business of making venture capital investments in operating companies. The general partner of Coral Partners II is Coral Management Partners II, Limited Partnership ("CMP II"), with principal offices at 60 South Sixth Street, Suite 3510, Minneapolis, MN 55402. The general partners of CMP II are Yuval Almog, Peter McNerney and Linda Watchmaker.

The following sets forth the names, business addresses, and principal occupation of each General Partner within CMP II:

Name                       Address                   Principal Occupation
----                       -------                   --------------------
*Yuval Almog        60 South Sixth Street            Managing General Partner
                    Suite 3510
                    Minneapolis, MN 55402

Peter McNerney      60 South Sixth Street            General Partner
                    Suite 3510
                    Minneapolis, MN 55402

Linda Watchmaker    60 South Sixth Street            General Partner
                    Suite 3510
                    Minneapolis, MN 55402

The following sets forth employees of Coral Group, Inc. ("Coral"), a Delaware corporation, shareholders of the issuer:


                                    7 of 11

Name                       Address                   Principal Occupation
----                       -------                   --------------------
**William Baumel           60 South Sixth Street     Senior Associate
                           Suite 3510
                           Minneapolis, MN 55402

Mark Headrick              60 South Sixth Street     Senior Associate
                           Suite 3510
                           Minneapolis, MN 55402

     All such individuals are United States citizens.

     To the best of the undersigned's knowledge, during the past five years neither CP II, a partner of CMP II, nor an employee of Coral Group, Inc. has been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body that resulted in judgment or final order regarding violations of federal or state securities laws.

     *Yuval Almog, a General Partner in Coral Management Partners II, Limited Partnership, with principal offices at 60 South Sixth Street, Suite 3510, Minneapolis, MN 55402; was elected a non-employee Director of Delphi Information Systems, Inc. on September 9, 1991, and became Chairman of the Board on September 17, 1993.

     **William Baumel was elected a non-employee Director of Delphi Information Systems, Inc. on July 15, 1996.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

Name                         Amount of Funds           Source
----                         ---------------           ------
Coral Partners II,           $5,413,114.80*            Contribution to
a limited partnership                                  capital by limited
                                                       partnership

Employee of Coral:                                     Contribution to capital
                                                       by personal funds of
Yuval Almog                  $50,000.00**              employee

                                                       Contribution to capital
William Baumel               $20,000.00**              by personal funds of
                                                       employee

Mark Headrick                $2,035.80***              Contribution to capital
                                                       by personal funds of
                                                       employee

                                    8 of 11

* Includes Common Stock and Redeemable Warrants acquired upon the conversion of Series D Preferred Stock, Series C Preferred Stock and Convertible Promissory
Note investments.

** Includes Common Stock and Redeemable Warrants acquired upon the purchase of units sold by the Issuer.

*** Includes Common Stock acquired upon conversion of Series D Preferred Stock investment.

     None of the funds used in purchasing the shares were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction
------------------------------

     All the entities identified in item No. 3 (the "Investors") (except Mark Headrick who does not own Redeemable Warrants) purchased the Common Stock and Redeemable Warrants for investment purposes. The entities acquired the Common Stock and Redeemable Warrants through the conversion of: i) PS D Stock purchased pursuant to the Series A Stock Purchase Agreements dated May 29, 1991, and January 8, 1993, subsequently exchanged for Series D Preferred Stock on May 19, 1994; ii) the PS C Stock purchased pursuant to Stock Purchase Agreement dated December 21, 1993; iii) the Note purchased pursuant to the Note Purchase Agreement dated March 15, 1994 (collectively the "Purchase Agreements") and iv) the purchase of units offered by the Issuer on January 16, 1997. The PS D, PS C and Note were converted to Common Stock on April 19, 1996. Upon the conversion of the Note, in addition to the Common Stock issued Redeemable Warrants to buy common stock at $1.50 per share were also issued.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     Coral Partners II currently owns 5,413,115 shares of common stock converted from 13,054 shares of Series D Preferred Stock, 14,603 shares of Series C Preferred Stock and the Convertible Promissory Note. Coral Partners II also owns 1,000,000 Redeemable Warrants exercisable at $1.50 per share expiring April 19, 1999. The Common Stock and the Redeemable Warrants represents 17.7% of the Issuer, assuming exercise of the Redeemable Warrants. The following percentage interest represents the total shares indirectly owned by each general partner whose individual percentage interest in the company remains less than 5%; Yuval Almog 1.15%, Peter McNerney .64%, and Linda Watchmaker .05%. Coral Partners II has sole voting power and power of disposition of its shares. CMP II exercises such power as general partner of Coral Partners II.

     The following individuals are employees of Coral Group, Inc.: William Baumel 20,000 of Common Stock, 20,000 Redeemable Warrants and 78,000 options to buy Common Stock - .32%, and Mark Headrick 2,036 of Common Stock and .005%. These individuals have sole voting and dispositive power over their respective shares. Coral Partners II disclaims beneficial ownership over all such shares presented in this paragraph.

                                    9 of 11

     Yuval Almog, the Managing General Partner of CMP II and a non-employee Director and Chairman of the Board of Delphi Information Systems, Inc., has been granted a non qualified option pursuant to the Company's Non Qualified Stock Option Plan for Directors to purchase 78,000 shares of the Company's common stock. The stock is priced at $1.00. Options in the aggregate of 40,000 were surrendered and canceled in exchange for 60,000 reflected in the total 78,000 options. To the extent exercisable, these options shall be exercisable in whole or in part at any time or in part from time to time. This individual has sole voting and dispositive power over these shares.

     William Baumel, an employee of Coral Group, Inc. and a non-employee Director of the Board of Delphi Information Systems, Inc., has been granted a non qualified option pursuant to the Company's Non Qualified Stock Option Plan for Directors to purchase 78,000 shares of the Company's common stock. The stock is priced at $1.00 per share for the 78,000 shares. To the extent exercisable, these options shall be exercisable in whole or in part at any time or in part from time to time. This individual has sole voting and dispositive power over these shares.

Item 6. Contracts, Arrangements, Understandings or relationships with respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

     Coral Partners II purchased Series D Preferred Stock pursuant to the Series A Preferred Stock Purchase Agreements dated May 29, 1991, and January 8, 1993, subsequently exchanged for Series D Preferred Stock on May 19, 1994, purchased Series C Preferred Stock pursuant to Stock Purchase Agreement dated December 21, 1993, and purchased the Convertible Promissory Note pursuant the Note Purchase Agreement dated March 15, 1994 (the "Purchase Agreements"). These Purchase Agreements contain representations and warranties of the issuer and certain ongoing obligations and limitations. The investors have certain registration rights as described more fully in the Purchase Agreements attached as exhibits to the previously filed 13D and first amendment. The PS C Stock, PS D Stock and the Note were converted into Common Stock and Redeemable Warrants on April 19, 1996 per the Conversion Agreement previously filed.

     Pursuant to the provisions of the Non Qualified Stock Option Agreement, the options are not transferable by the Optionee otherwise than by will or the laws of descent and distribution, and are exercisable, during the lifetime of the Optionee, only by him or by his guardian or legal representative.

Item 7. Material to Be Filed as Exhibit
---------------------------------------

     Not applicable.

                                   10 of 11

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 1997                      Coral Partners II, a limited partnership

                                By    Coral Management Partners II,
                                      Limited Partnership, Its: General Partner



                                      /s/ Linda Watchmaker
                                      -----------------------------------------
                                      Linda Watchmaker
                                      General Partner

                                Individual Reporting Persons:

                                By    /s/ Yuval Almog
                                      -----------------------------------------
                                      Yuval Almog, General Partner

                                By    /s/ Peter H. McNerney
                                      -----------------------------------------
                                      Peter H. McNerney, General Partner

                                By    /s/ Linda Watchmaker
                                      -----------------------------------------
                                      Linda Watchmaker, General Partner

                                   11 of 11